Exhibit (a)(1)(x)

ICN Pharmaceuticals, Inc.	International Headquarters	Telephone: (714) 545-0100 x3230
	ICN Plaza	Fax: (714) 641-7215
	3300 Hyland Avenue	Telex: 67-0413
Costa Mesa, California 92626
FOR IMMEDIATE RELEASE

Contact:
Adam Weiner
Kekst and Company
212-521-4823

ICN PHARMACEUTICALS EXTENDS TENDER OFFER FOR
SHARES OF RIBAPHARM TO TUESDAY, JULY 22, 2003

     Costa Mesa, CA, June 13, 2003—ICN Pharmaceuticals, Inc. (NYSE: ICN) today announced that it has extended the expiration date of its cash tender offer for all of the outstanding shares of common stock of its subsidiary, Ribapharm Inc. (NYSE: RNA), that ICN does not already own until 12:00 midnight, New York City time, on Tuesday, July 22, 2003. The other terms and conditions of the tender offer remain unchanged.

     ICN Chairman and Chief Executive Officer, Robert W. O’Leary, stated “In order to accommodate requests from Ribapharm, we are extending the deadline for the offer by two weeks. This provides Ribapharm with ample opportunity to fully consider our offer.”

     Ribapharm stockholders who have any questions or need assistance, including assistance in tendering shares, should contact the Information Agent, Georgeson Shareholder Communications Inc., toll free at (800) 965-5215.

     ICN has filed the Offer to Purchase and certain other documents with the Securities and Exchange Commission. Ribapharm stockholders and other interested parties are urged to read ICN’s Offer to Purchase and other relevant documents filed with the SEC because they contain important information. The Offer to Purchase, together with a letter of transmittal, has been mailed to Ribapharm stockholders. Ribapharm stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or from ICN at 3300 Hyland Avenue, Costa Mesa, CA 92626, Attn: Investor Relations. The offer commenced on June 10, 2003 and as of Thursday, June 12, 2003, no shares of common stock of Ribapharm had been tendered or committed to be tendered as part of the tender offer.

     ICN is an innovative, research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. Its research and new product development focuses on innovative treatments for dermatology, infectious diseases and cancer.